earnings release	2025

Introduction

São Paulo, March 23, 2026 – Agi Inc. (“Agi”), a leading technology-powered provider of specialized financial services in Brazil, invites the investor community to its inaugural quarterly earnings release. Agi listed at the New York Stock Exchange on February 11, 2026, under the ticker ‘AGBK’, after the Initial Public Offering. Agi Inc. is the holding company of Banco Agibank S.A. (“Agibank”) and its subsidiaries.

Letter from the Founder

To Our Stakeholders,

On behalf of the entire Agi team, it is with great satisfaction that we welcome you to our inaugural earnings release as a publicly traded company on the New York Stock Exchange. Our goal is to embrace this opportunity to begin a new chapter, rooted in transparency, disciplined execution, and a commitment to long-term value creation for our global investor community.

Agi was built to serve the largest and fastest-growing segment of the Brazilian population, over 100 million social security beneficiaries and payroll workers who have been historically underserved by traditional banks and often overlooked by digital-only players. To address this opportunity, we pioneered a demographic-driven hybrid platform: a fully digital bank combined with a nationwide network of asset-light Smart Hubs.

Our platform gives us a structural advantage in Brazil’s payroll-linked financial ecosystem, allowing us to acquire and serve customers with low costs and high engagement, while building strong relationship and becoming the primary bank for our customers.

We are the only challenger bank accredited as an income payment provider to the largest payroll in Latin America – Brazil’s Social Security Benefits system, a market of over 42 million people. This creates a powerful flywheel effect: more engagement leads to more products per customer, better data, stronger risk models, and improved economics across the platform.

Our customers have often been left behind by the traditional banking system, while digital-only models struggle to serve them effectively, because this segment of the population still values trust, proximity, and human interaction when needed.

To continue serving the low-income and emerging middle-class segments in Brazil, we rely heavily on technology. We build upon customer feedback and use it to improve experience, increase efficiency, and scale our operations, using technology to bridge the gap for customers who are not natively tech-savvy.

earnings release	2025

Three principles anchor our long-term management philosophy

1. We live for the customer

The core of our strategy is keeping customers deeply engaged in our hybrid platform. Through our digital channels and our Smart Hubs, we provide a platform designed to serve customers in the most efficient and trusted way possible. Our total addressable market is expanding, driven by enduring demographic shifts in Brazil. We are capturing a segment that is resilient and growing, while still lacking proper access to financial products and services.

2. We continuously enhance our technology platform

Delivering the best experience in the payroll ecosystem requires constant innovation, as customer behavior is adapting rapidly with new technologies, and efficiency expectations continue to rise. At the same time, the regulatory environment evolves constantly, and we must always remain one step ahead. This is why technology is a core enabler of our strategy: our core banking system is proprietary, built from the ground up without legacy constraints, allowing us to scale efficiently and continue growing with the same asset-light model that defines Agi. A portion of the proceeds from the IPO will be deployed to further advance our big data architecture and integration of advanced AI solutions.

3. We have an entrepreneurial culture focused on long-term returns

We believe in building a business that compounds value in the long term, and we are confident that in the next five years we can triple our scale in the payroll ecosystem: this is a market that grows approximately 10% per year, and we are well positioned to capture this opportunity.

We will continue pursuing these opportunities with discipline and resolve to ensure that all decision making will be to the creation of value for both current and future stakeholders in the long term.

Thank you for your trust in Agi. We are just getting started.

Marciano Testa

Founder, Chairman and CEO of Agi Inc.

earnings release	2025

Key Indicators

Active Clients
(# million)

+73%
3.9
6.7
2024
2025

Interest Bearing Assets
(R$ billion)

+63%
28.9
47.1
2024
2025

Total Revenues
(R$ billion)

+47%
7.3
10.7
2024
2025

Net Income
(R$ million)

+32%
794.4
1,046.6
2024
2025

Key Figures (R$ millions)	4Q25	3Q25	Var.%	4Q24	Var.%	2025	2024	Var. %
Total Active Clients ('000)	6,715.4	6,391.5	5.1%	3,883.5	72.9%	6,715.4	3,883.5	72.9%

Total Revenues	2,958.5	2,800.4	5.6%	2,137.3	38.4%	10,694.2	7,284.4	46.8%
Net Interest Income + Fees	1,378.2	1,385.9	-0.6%	1,286.7	7.1%	5,618.1	4,513.5	24.5%
Net Income	214.9	210.5	2.1%	196.7	9.2%	1,046.6	794.4	31.8%
Interest Bearing Assets	47,101.8	43,795.1	7.6%	28,870.3	63.1%	47,101.8	28,870.3	63.1%
Gross Credit Portfolio	34,854.9	34,461.4	1.1%	24,223.6	43.9%	34,854.9	24,223.6	43.9%
Net Equity	3,276.9	3,087.7	6.1%	2,476.7	32.3%	3,276.9	2,476.7	32.3%

ROAE LTM	35.8%	38.9%	-3,1 p.p	44.4%	-8,6 p.p	35.8%	44.4%	-8,6 p.p
NIM	12.5%	13.8%	-1,2 p.p	17.0%	-4,4 p.p	12.5%	17.0%	-4,4 p.p
Operating Efficiency Ratio	38.0%	47.6%	-9.6 p.p	47.7%	-9.7 p.p	40.6%	46.5%	-5.8 p.p
NPL > 90 days	3.7%	2.6%	1,1 p.p	3.0%	0,7 p.p	3.7%	3.0%	0,7 p.p
Capital Adequacy Ratio (Basel III)	15.5%	13.7%	1.8 p.p	14.0%	1.5 p.p	15.5%	14.0%	1.5 p.p

Smart Hubs (#)	1,111	1,101	0.9%	1006	10.4%	1,111	1,006	10.4%
Headcount (#)	5,001	5,062	-1.2%	4,700	6.4%	5,001	4,700	6.4%

earnings release	2025

Summary of Results

Clients. Total Active Clients grew 72.9% y/y, reaching 6.7 million clients by end of 2025. Following the criteria of a high relationship strategy, we only consider “active” the customers who have at least one product at the end of the quarter. Average product penetration for customers with principality is more than 5 products, and when measuring mature cohorts, it is above 7 products, evidence of the high potential of cross-selling embedded in our business model.

Technology and AI. Agi has the competitive advantage of operational leverage through layered automation. Technology and AI are central to Agi’s strategy and have already delivered meaningful gains, with significant potential for further improvements in efficiency and scale, such as reducing general service costs - with our AI roadmap pointing to approximately 40% in cost avoidance related to our contact center over the next 12 months. Our full-service AI Agents are 80% more efficient compared to human contact, while also maintaining a higher service level and accommodating our fast pace of growth in the customer base, with cost avoidance being a core enabler. Other important use cases for AI include: (1) Credit Origination, where the formalization of new contracts using video-based biometric verification and AI-driven analysis increases productivity, reduces fraud risk, improves credit quality, and helps Agi remain agile in adapting to new regulations; (2) Technology productivity, where AI-assisted development tools make the creation of new solutions faster and more efficient; (3) Smart Hubs, where AI analyzes customer traffic and helps identify the most attractive regions for expanding our physical presence; (4) Operations, where AI allows teams to analyze data from our growing customer base more efficiently, generating improvements in areas such as credit modeling, product offerings, and legal management.

Credit. Total Portfolio grew 43.9% in 2025, compared to 2024. Agi’s loan portfolio is comprised of a mix of Secured Loans (86%) at R$29.9 billion, and Unsecured Loans (14%) at R$4.9 billion, with products designed for Social Security Beneficiaries as well as Private and Public Sector workers. We believe this mix brings a sustainable balance of profitability, credit quality and the focus on long-term relationships with our clients.

Secured Lending. In 2025, Agi continued to successfully execute its strategy of being the disruptor in the Payroll Credit segment in Brazil, reaching a total portfolio of R$34.9 billion, 43.9% higher than 2024. Based on our strong positioning in the INSS segment, we further increased our market share, reaching 8.9%, a gain of 250bps compared to 2024. In the new and promising Private Payroll Credit launched in March 2025, Agi proved its technological readiness in deploying the new product and based on an initially more conservative approach to credit quality and guarantees for this product, reached approximately R$0.9 billion for this segment. As for Public Payroll Credit, it is another growth lever in terms of credit, bringing our business model to a new different profile of customers that is present in municipalities and regions where the footprint of the traditional banking system continues to be less accessible. Agi finished 2025 with R$0.3 billion in this segment.

Unsecured Lending. Agi’s Personal Credit portfolio has a relevant share of total revenues. By offering unsecured credit exclusively to account holders who have their principality and receive their salary or benefit in Agi, defaulting risks are reduced substantially and portfolio margins are improved. This portfolio grew 18.3% in 2025, reaching R$4.8 billion.

earnings release	2025

Credit Quality. Non-Performing Loans over 90 days (NPL>90) reached 3.7% by the end of 2025, being impacted by 1) a larger share of Private Payroll Credit, which has a structurally higher delinquency ratio compared to INSS loans; 2) non-recuring effects from the INSS suspensions beginning in August and ending in January 2026. Nevertheless, NPLs by end of 2025 of the overall portfolio remained comfortably below the average for consumer credit in Brazil. The Coverage Ratio measured by Provisions over NPLs >90 was 189.4% by end of 2025.

Credit Portfolio (R$ million)	4Q25	3Q25	Var.%	4Q24	Var.%

Secured Credit	29,911.3	29,718.8	0.6%	20,059.2	49.1%
Payroll Credit	26,298.8	26,109.6	0.7%	17,490.0	50.4%
INSS	25,183.6	24,951.2	0.9%	17,451.2	44.3%
Private + Public	1,115.2	1,158.5	-3.7%	38.8	2772.4%
Payroll Credit Cards	2,375.2	2,356.0	0.8%	1,984.0	19.7%
FGTS	1,237.4	1,253.2	-1.3%	585.2	111.4%
Unsecured Credit	4,943.6	4,742.6	4.2%	4,164.5	18.7%
Personal Credit	4,836.3	4,687.3	3.2%	4,079.7	18.5%
Other credits	107.3	55.2	94.3%	84.8	26.6%

Credit Portfolio	34,854.9	34,461.4	1.1%	24,223.6	43.9%
Loss Provisions - Loan Portfolio	(2,413.6)	(2,114.5)	14.1%	(1,623.4)	48.7%

Net Credit Portfolio	34,365.1	33,974.2	1.2%	24,286.7	41.5%

Credit Origination. Agi has a key differential of originating credit through a hybrid, 100% proprietary platform that combines physical and digital channels. This approach results in better credit origination, with higher product penetration, better credit quality and longer lifetime value from clients. Gross Credit Origination grew 30.9% y/y in 2025, reaching R$29.9 billion. In a quarterly basis, 4Q25 origination was -27.5% lower than 4Q24, affected by temporary non-recurring events that halted the origination of new INSS Payroll Loans from beginning of December 2025 to mid-January 2026.

Relationship with the INSS (Brazilian Social Security Administration). Agibank maintains contractual relationship with the INSS, institution responsible for the payroll of 42 million beneficiaries, the largest payroll in Latin America, in order to provide benefits payments and payroll credit underwriting. As part of an ongoing auditing process with the Brazilian Financial system in 2025, INSS and Agibank executed two Operational Agreements: the first in November 2025, related to Benefits Payments in Agibank’s accounts; the second in January 2026, related to Origination of INSS Payroll Credit. The agreements settled on guidelines to improve customer service and product offering in line with new regulations. Although the discussions were subject to temporary suspensions that impacted credit origination for INSS clients in 4Q25, operations fully resumed by mid-January 2026.

Funding. Agi has a long-standing relationship with the credit market in Brazil, as a recurring issuer of Debt Securities, with the goal of diversifying funding sources to sustain the growth of the loan operations. Our ALM (Assets & Liabilities Management) strategy is conservative, matching durations and indexation of the secured credit portfolios to their respective funding sources, protecting spreads against market and interest rates volatility.

earnings release	2025

Funding Portfolio	4Q25	3Q25	Var.%	4Q24	Var.%
Demand customer deposits	345.8	360.1	-4.0%	320.1	8.0%
Time Deposits - CDB	17,961.2	16,945.7	6.0%	14,433.0	24.4%
Time Deposits - DPGE	2,531.9	1,766.7	43.3%	1,523.9	66.1%
Financial Bills	6,941.6	6,281.4	10.5%	4,084.4	70.0%
Securitizations	9,378.1	9,308.9	0.7%	4,459.6	110.3%
Foreign Bonds	667.1	668.9	-0.3%	480.1	38.9%
Total Funding	37,825.8	35,331.8	7.1%	25,301.1	49.5%

Revenues. Total Revenues were R$10.7 billion, growing 46.8% y/y, with Net Interest Income and Fee Income growing 19.1% and 64.8% respectively, following the growth of the Loans Portfolio. Net Interest Margin (NIM) was 12.5% for the year, resulting from a loan portfolio more dedicated to secured loans.

Efficiency. With proprietary network of physical and digital channels, Agi is a highly efficient and scalable business model. Operating Efficiency Ratio reached 40.6%, improving 590bps versus the previous year, with the growth of revenue sources outpacing expenses.

Operating Efficiency Ratio	2025	2024	Var.%
Personnel Expenses	(524.7)	(448.9)	16.9%
Selling, general and administrative expenses	(1,310.8)	(1,225.8)	6.9%
Depreciation and Amortization	(201.9)	(164.8)	22.5%
Other income (expenses)	(39.6)	(57.6)	-31.1%
Total Expenses (a)	(2,077.0)	(1,897.1)	9.5%
Operating Income (NII + Fees)	5,618.1	4,513.5	24.5%
Tax expenses	(503.8)	(430.0)	17.2%
Operating Income + (Tax expenses) (b)	5,114.3	4,083.5	25.2%

Operating Efficiency Ratio - (a)/(b)	40.6%	46.5%	-5,9 p.p.

Profitability. Net Income for 2025 was R$1.0 billion, growing 31.8% y/y, with an ROE of 35.8%, maintaining Agi as one of the most profitable companies in the sector in Brazil.

earnings release	2025

Capital. Capital Adequacy Ratio was 15.5% by end of 2025, with a Tier I capital ratio of 14.2%. Agi’s track record of above average ROE has enabled a self-sustainable approach to capital generation. The proceeds from the IPO will be consolidated in 1Q26 Financial statements, but if incorporated into the 2025 Capital table, we estimate a Capital Adequacy ratio of ~19.0%.

Capital	4Q25	4Q24	Var.%

Referencial Equity - Tier I	3,549.4	2,077.8	70.8%
Common Equity	3,320.6	2,077.8	59.8%
Complementary Capital	228.8	-	-
Referencial Equity	3,876.9	2,443.1	58.7%
Referencial Equity - Tier II	327.5	365.2	-10.3%
Credit Risk-weighted Assets	22,483.4	15,192.0	48.0%
Market Risk-weighted Assets	227.4	9.3	2348.1%
Operational Risk-weighted Assets	2,297.6	2,279.8	0.8%
Risk-weighted Assets	25,008.4	17,481.1	43.1%
RBAN	699.5	942.9	-25.8%

Capital Adequacy Ratio - Regulatory Limit = 10.5%	15.5%	14.0%	1.5 p.p.

Tier I - Regulatory Limit = 8.0%	14.2%	11.9%	2.3 p.p.
Tier II	1.3%	2.1%	-0.8 p.p.

Expanded Capital Adequancy Ratio (RE/(RWA+RBAN))	15.1%	13.3%	1.8 p.p.

earnings release	2025

Consolidated Financial Statements - Agi Financial Holding S.A. - IFRS

Balance Sheet

ASSETS	4Q25	3Q25	Var.%	4Q24	Var.%
Cash and cash and equivalents	327.3	300.4	9.0%	230.4	42.0%
Financial Assets Measured At Fair Value Through Profit Or Loss	3,102.6	1,177.7	163.4%	1,105.1	180.8%
Financial Assets Measured At Fair Value Through Other Comprehensive Income	-	-		14.4	-100.0%
Financial Assets Measured At Amortized Cost	41,258.2	40,202.5	2.6%	25,897.0	59.3%
Securities	2,475.0	2,364.2	4.7%	1,904.0	30.0%
Debenture	5,681.1	5,491.4	3.5%	1,392.7	307.9%
Loans to customers	34,855.0	34,461.4	1.1%	24,223.6	43.9%
(-) Provision for Expected Loss	(2,413.6)	(2,114.5)	14.1%	(1,623.4)	48.7%
Compulsory deposits with the Brazilian Central Bank	660.8	-		-
Deferred Tax Assets	1,447.3	1,220.7	18.6%	831.7	74.0%
Property and Equipment	92.4	76.2	21.3%	58.0	59.5%
Intangible Assets	182.2	190.2	-4.2%	199.2	-8.5%
Right-of-use assets	211.7	210.0	0.8%	223.3	-5.2%
Other Assets	1,138.8	1,490.8	-23.6%	956.0	19.1%
Total Assets	47,760.6	44,868.4	6.4%	29,515.0	61.8%

LIABILITIES	4Q25	3Q25	Var.%	4Q24	Var.%
Financial Liabilities At Amortized Cost	31,699.1	29,153.8	8.7%	20,841.5	52.1%
Demand customer deposits	345.8	360.1	-4.0%	320.2	8.0%
Funds from acceptances and issuance of securities	6,170.5	5,758.6	7.2%	3,256.0	89.5%
Time customer deposits	20,504.9	18,710.6	9.6%	16,256.7	26.1%
Debt issued and other borrowed funds	759.3	509.1	49.2%	522.3	45.4%
Loans and borrowing LP	667.1	668.9	-0.3%	480.1	38.9%
Investment securities	-	3,146.5	-100.0%	6.2	-100.0%
Debentures (from Repurchase Agreements)	3,251.4	-		-
Derivatives	115.1	96.3	19.5%	8.4	1271.9%
Provision For Contingencies	310.3	388.6	-20.1%	301.9	2.8%
Other Liabilities	1,330.7	1,249.0	6.5%	965.3	37.9%
Liabilities related to credit assigments	10,397.3	10,285.9	1.1%	4,459.6	133.1%
Lease liabilities	248.3	244.8	1.4%	254.6	-2.5%
Deferred tax liabilities	382.9	362.5	5.6%	206.9	85.1%
Total Liabilities	44,483.7	41,780.8	6.5%	27,038.2	64.5%

EQUITY	4Q25	3Q25	Var.%	4Q24	Var.%
Controlling interests	3,276.9	3,089.2	6.1%	2,362.1	38.7%
Share capital	2,622.1	1,693.0	54.9%	1,673.0	56.7%
Reserves	544.2	869.6	-37.4%	587.7	-7.4%
Retained earnings	115.2	-		(232.3)	-149.6%
Treasury shares	(1.3)	529.7	-100.2%	(1.2)	12.1%
Equity fair value adjustments	-	-		285.1	-100.0%
Other Comprehensive income	(3.3)	(3.1)	5.8%	49.9	-106.6%
Non - Controlling Interests	-	(1.6)	-100.0%	114.6	-100.0%
Total Equity	3,276.9	3,087.7	6.1%	2,476.7	32.3%
Total Liabilities and Equity	47,760.6	44,868.5	6.4%	29,515.0	61.8%

earnings release	2025

 Income Statement

P&L	2025	2024	Var.%
Interest income using the effective interest method	9,522.5	6,665.3	42.9%
Interest expense using the effective interest method	(5,076.2)	(2,770.9)	83.2%
Gains (losses) on financial assets at fair value through profit or loss*	303.2	92.1	229.2%
Net interest income	4,749.5	3,986.6	19.1%
Commissions, banking fees and other revenues from services	868.5	526.9	64.8%
Operating income	5,618.1	4,513.5	24.5%
Allowance for loan losses	(1,700.5)	(1,133.7)	50.0%
Personnel expenses	(524.7)	(448.9)	16.9%
Selling, general and administrative expenses	(1,310.8)	(1,225.8)	6.9%
Tax expenses	(503.8)	(430.0)	17.2%
Depreciation and amortization	(201.9)	(164.8)	22.5%
Operating expenses	(4,241.6)	(3,403.2)	24.6%
Other income (expenses), net	(39.6)	(69.3)	-42.8%
Net Income before income tax and social contribution	1,336.8	1,041.0	28.4%
Current income tax and social contribution	(700.6)	(433.6)	61.6%
Deferred income tax and social contribution	410.4	187.0	119.5%
Net income	1,046.6	794.4	31.8%

P&L	4Q25	3Q25	Var.%	4Q24	Var.%
Interest income using the effective interest method	2,711.8	2,529.5	7.2%	1,889.7	43.5%
Interest expense using the effective interest method	(1,580.3)	(1,414.5)	11.7%	(850.6)	85.8%
Gains (losses) on financial assets at fair value through profit or loss*	88.6	82.8	6.9%	47.3	87.1%
Net interest income	1,220.1	1,197.8	1.9%	1,086.5	12.3%
Commissions, banking fees and other revenues from services	158.1	188.0	-15.9%	200.2	-21.0%
Operating income	1,378.2	1,385.9	-0.6%	1,286.7	7.1%
Allowance for loan losses	(544.5)	(443.1)	22.9%	(349.9)	55.6%
Personnel expenses	(151.8)	(141.4)	7.4%	(112.9)	34.4%
Selling, general and administrative expenses	(271.5)	(390.5)	-30.5%	(394.6)	-31.2%
Tax expenses	(115.9)	(121.7)	-4.8%	(130.1)	-11.0%
Depreciation and amortization	(55.2)	(51.3)	7.6%	(44.5)	23.9%
Operating expenses	(1,138.8)	(1,147.9)	-0.8%	(1,032.1)	10.3%
Other income (expenses), net	(1.3)	(18.7)	-93.2%	(11.9)	-89.3%
Net Income before income tax and social contribution	238.1	219.2	8.6%	242.7	-1.9%
Current income tax and social contribution	(229.2)	(178.5)	28.4%	(138.7)	65.2%
Deferred income tax and social contribution	206.0	169.8	21.4%	92.8	122.1%
Net income	214.9	210.5	2.1%	196.7	9.2%

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About Agi

Agi stands for a banking experience that welcomes and empowers all Brazilians through a business model that is unique in Brazil. Designed to serve a customer base that represents the majority of the Brazilian population, our model addresses needs that remain outside the priorities of traditional large banks and purely digital banks. We fill a gap in the market by serving, with quality and dignity, customers who are often overlooked.

Our hybrid model combines the best of both worlds: a fully digital bank that is light, fast, and easy to use, complemented by physical branches that offer a welcoming, agile, and accessible in-person experience for all Brazilians. We develop tailored solutions and provide a simple, inclusive customer journey for non-digital-native clients, creating a meaningful competitive advantage. This approach enables us to attract more customers, build long-lasting relationships, and strengthen our growth trajectory.

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Investor Relations

MARCELLO WINIK DUBEUX
CFO & IRO
investors@agi.com.br

FELIPE GASPAR OLIVEIRA
IR, M&A and PR Manager
felipe.oliveira1@agi.com.br

CASSIANO DE MATTIA TRAMONTIN
Investor Relations Supervisor
cassiano.tramontin@agi.com.br

JOÃO PEDRO CHIANTIA
Investor Relations Analyst
joao.chiantia@agi.com.br

MATHEUS FAÇANHA
Investor Relations Intern
matheus.bassani@agi.com.br

investors.agiinc.com

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